Exhibit (a)(5)(i)

Contact:

Susan Ferris

Investor Relations

(650) 266-3200

FOR IMMEDIATE RELEASE

Cell Genesys Announces “Modified Dutch Auction” Tender Offer

for up to $80 million Aggregate Principal Amount of its Convertible Debt Securities

SOUTH SAN FRANCISCO, Calif., November 7, 2008 — Cell Genesys, Inc. (NASDAQ: CEGE) today announced that it has commenced a “Modified Dutch Auction” tender offer for a portion of its outstanding 3.125% Convertible Senior Notes due 2011.

Under the “Modified Dutch Auction” procedure, Cell Genesys is offering to purchase, for cash, up to $80 million aggregate principal amount, or up to approximately 67%, of the outstanding convertible notes at a price not greater than $400 nor less than $320, per $1,000 principal amount, plus accrued and unpaid interest thereon up to, but not including, the date of purchase of the convertible notes.

As of November 7, 2008, there was approximately $118.7 million aggregate principal amount of notes outstanding. The tender offer is not conditioned upon any minimum principal amount of convertible notes being tendered, but is subject to other conditions described in the offer to purchase.

The tender offer is scheduled to expire at 5:00 p.m., ET, on Tuesday, December 9, 2008, unless the tender offer is extended. Tendered convertible notes may be withdrawn at any time on or prior to the expiration date of the tender offer.

A “Modified Dutch Auction” tender offer allows holders of convertible notes to indicate the principal amount of convertible notes that such holders desire to tender and the price within the specified price range at which they wish to tender such convertible notes.

Cell Genesys is conducting the tender offer in order to reduce the principal amount of its outstanding indebtedness and to provide an opportunity to holders of the convertible notes to gain liquidity with respect to the notes that they may not otherwise have. Cell Genesys believes that reducing its outstanding indebtedness will provide it with increased flexibility to explore strategic alternatives. Cell Genesys expects to fund the purchase of convertible notes tendered in the tender offer with available cash on hand.

In the event that the aggregate principal amount of convertible notes properly tendered at or below the purchase price determined pursuant to the tender offer exceeds the amount Cell Genesys is seeking to purchase, subject to the terms and conditions of the tender offer, Cell Genesys will accept for payment convertible notes tendered at or below such purchase price on a pro rata basis from among such tendered convertible notes.

The dealer manager for the tender offer is Lazard Capital Markets LLC. The depositary for the tender offer is U.S. Bank National Association and the information agent for the tender offer is Georgeson Inc. The offer to purchase, letter of transmittal and related documents will be delivered to all holders of Cell Genesys’ convertible notes.

Holders of the convertible notes who have questions or would like additional copies of the tender offer documents may call the information agent at (866) 206-4938. Banks and brokerage firms may call (212) 440-9800.

While Cell Genesys’ board of directors has approved the making of the tender offer, none of Cell Genesys, its board of directors, the dealer manager, the information agent or the depositary makes any recommendation to any holder of convertible notes as to whether to tender or refrain from tendering any convertible notes or as to the price or prices at which holders may choose to tender their convertible notes. Cell Genesys has not authorized any person to make any recommendation with respect to the tender offer. Holders of convertible notes must decide whether to tender their convertible notes and, if so, the principal amount to tender and the price or prices at which to tender such convertible notes. In doing so, holders of convertible notes should carefully evaluate all of the information in the offer to purchase and the related letter of transmittal before making any decision with respect to the tender offer and should consult their own investment and tax advisors.

About Cell Genesys, Inc.

Cell Genesys is a biotechnology company that was focused on the development and commercialization of novel biological therapies for patients with cancer. The Company was developing cell-based cancer immunotherapies and oncolytic virus therapies to treat different types of cancer. As part of its GVAX® cancer immunotherapy programs, Cell Genesys initiated two Phase 3 clinical trials for GVAX immunotherapy for prostate cancer in July 2004 and June 2005, respectively. Following the termination of both of those Phase 3 clinical trials, the Company placed on hold further development of GVAX immunotherapy for prostate cancer and implemented a substantial restructuring plan. Cell Genesys had previously devoted substantially all of its research, development and clinical efforts and financial resources toward the development of GVAX immunotherapy for prostate cancer and now has only limited early stage product candidates in clinical or preclinical development.

Cell Genesys is headquartered in South San Francisco, California, and has manufacturing operations in Hayward, California. For additional information, please visit the company’s website at www.cellgenesys.com.

Tender Offer Statement

This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell, any securities. The full details of the tender offer, including complete instructions on how to tender the convertible notes, are included in the offer to purchase, the letter of transmittal and related materials, which are expected to be delivered to holders of Cell Genesys’ convertible notes shortly. Holders of convertible notes should read carefully the offer to purchase, the letter of transmittal and other related materials when they are available because they will contain important information. Holders of convertible notes may obtain free copies of the offer to purchase, the letter of transmittal and other related materials when filed with the SEC at the SEC’s website at www.sec.gov. In addition, holders may also obtain a copy of these documents, free of charge, from Georgeson Inc., the information agent for the tender offer.

Statements made herein other than statements of historical fact, including statements about potential strategic alternatives of the Company, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. As forward-looking statements, they are subject to a number of uncertainties that could cause actual results to differ materially from the statements made. Reference is made to discussions about risks that may affect us in our Schedule TO filed with the SEC today, and the section entitled “Risk Factors” under Item 1A of Part II of our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008. We do not undertake any obligation to update forward-looking statements.